

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Robert G. Kramer
President, Chief Executive Officer and Director
Emergent BioSolutions Inc.
400 Professional Drive Suite 400
Gaithersburg, MD 20879

Re: Emergent BioSolutions Inc.
Form 10-Q
Exhibit Nos. 10.12, 10.13, 10.14, 10.15 and 10.16
Filed November 6, 2020
File No. 001-33137

Dear Mr. Kramer:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance